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                               December 2, 2022

       Qun Lu
       Chief Executive Officer
       CH AUTO Inc.
       6F, Building C
       Shunke Building
       Shunyi District, Beijing 101200, China

                                                        Re: CH AUTO Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-4
                                                            Submitted November
14, 2022
                                                            CIK No. 0001930207

       Dear Qun Lu:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-4

       Summary of the Proxy Statement/Prospectus, page 17

   1. We note your response to comment 4 and reissue in part. Revise the table to also clearly provide and/or define
the sponsor and its affiliates    total potential ownership interest in the
                                                        combined company.
   2. We note your response to comment 9 and reissue. Disclose a detailed sources and uses of funds in a tabular
format. Include the specific liabilities that the company will use the proceeds to settle.
   3. We note your disclosure on pages 61, F-49, F-50 and in the Liquidity and Capital
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         Resources section. Revise the registration statement to discuss the status of (i) any negotiations or discussions with China Everbright Bank Co., Ltd. with respect to the loans and/or defaults and (ii) the intellectual property pledged as collateral disclosed on page 81.
         Additionally, revise your prospectus summary to prominently disclose all risks to investors with respect to the company's existing or expected defaults, judgements, equity pledges and pledges of the company's interests in intellectual property and equipment, land and fixtures of its Suzhou Plant. Include a discussion of the company's ability to operate if its assets are auctioned off to enforce court rulings with respect to the pledges or if the company is unable to make its court ordered payments.
4. We note your response to comment 12. Please revise the PIPE Investors, Reorganization
         Shareholders, Sponsor and Financial Advisor and MCAF Public Stockholders boxes to indicate the total voting power of each group.

Organizational Structure, page 19

5. We reviewed your response to prior comment 11 and the disclosures added in footnote
         **. Please revise your disclosures to clarify and more fully explain how you have determined that upon completion of the HK Share Purchase, CH-Auto (Hong Kong)
         Limited will directly own no less than ninety percent (90%) of the then-issued and outstanding equity interests of CH-AUTO TECH, representing no less than ninety percent
         (90%) of the voting rights of all the outstanding equity interest entitled to vote on matters submitted to shareholders. Given the difference in the voting rights of the class A and class B shares, please specifically address how you have determined that ten percent
         (10%) or less of the voting rights and equity interests in CH-AUTO TECH may be held by existing shareholders who choose not to participate in the Reorganization and quantify the potential impact this non-controlling interest would have on the Combined Company.
         In addition, based on your disclosures, it is not clear to us how you determined the current diagram appropriately reflects this potential non-controlling interest. Please clarify or revise.

Going Concern, page 20

6. We note your response to prior comment 43. Please revise the disclosures here and the related disclosures on pages 60, 61, 95, and 171 to more fully address the following:
             Clarify that CH-AUTO TECH's management and its auditors have concluded there is
              "substantial doubt" about its ability to continue as a going concern.
             Quantify and disclose other current and non-current liabilities outstanding as of each balance sheet, including the additional liabilities that are in default on court ordered payments, as disclosed in note 13 on page F-49.
         In addition, please revise the disclosures on page 172 to clarify that CH-AUTO TECH's management and its auditors also concluded there was substantial doubt about its ability to continue as a going concern in the annual audited financial statements.
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Summary Unaudited Pro Forma Condensed Combined Financial Information and Comparative
Per Share Data, page 43

7. Since a pro forma balance sheet may only be presented as of the most recent balance sheet date, please remove all pro forma book value per share balances and related narrative disclosures as of December 31, 2021.

Any delays in the manufacturing and commencement of volume production of vehicles..., page
51

8. We note your responses to comments 22 and 32 and that you are in the process of constructing production lines for your K20 model. Please revise to disclose here and in the business section the anticipated production capacity for your K20 model and provide a more detailed timeline for production in 2023. Specifically, discuss in detail how you will ramp from less than 100 delivered vehicles at your peak to manufacturing over
         35,000 vehicles in 2023.
Background of the Business Combination, page 107

9. We note your response to comment 28 and reissue. Please revise your disclosure in this section to more fully discuss the negotiations relating to material terms of the transaction, including, but not limited to, structure, consideration, proposals and counter-proposals, size of PIPE, termination fee and dual class structure. In your revised disclosure, please explain the reasons for the terms, each party's position on the issues, and how you reached agreement on the final terms. Update this section to the date of the registration statement.
Proposal One - The Business Combination Proposal, page 111

10. We note your response to comment 30. Describe the material assumptions underlying the projections and the limitations of the projections, including, as applicable, assumptions with respect to general business, economic, regulatory, market
         and financial conditions and other factors. Please revise to describe such assumptions with specificity and quantify where practicable. Please disclose any other information to facilitate investor understanding of the basis for, and limitations of, these projections.
Unaudited Pro Forma Condensed Combined Financial Statements, page 184

11. We note the disclosure that the pro forma statement of operations for the period ended
         June 30, 2022 gives effect to the Business Combination and related transactions as if they occurred on January 1, 2022. Please be advised that both the annual and interim pro forma statements of operations are required to give effect to the Business Combination and related transactions as if they occurred at the beginning of the earliest period presented (i.e. January 1, 2021). Please revise the disclosures here and throughout the filing, including throughout the pro forma financial statements and on pages 43, and also revise the interim pro forma statement of operations, as necessary, to use the
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         appropriate date. In this regard, we note it is not appropriate to present pro forma adjustments related to transactions costs in both the annual and interim pro forma statements of operations.

12. We note your response to prior comment 46; however, please confirm and clarify that you are not required to retain at least $5,000,001 in net tangible assets "upon the consummation of the Business Combination" since it appears that would not occur under any of the pro forma scenarios currently presented.
Note 2. Basis of Presentation, page 192

13. We reviewed your response to prior comment 48. Given that CH-AUTO TECH shareholders can elect to either exchange or maintain their equity interests in CH-AUTO
         TECH as a result of the Reorganization under Approaches I, II or III, as described on page
         113, it remains unclear to us how you determined the pro forma financial statements appropriately reflect the range of results, including quantified disclosures of the impact the potential non-controlling interest would have on the Combined Company. Please clarify or revise.

Experts, page 249

14. We reviewed your response to prior comment 52. Please confirm to us that there was no change in auditor for CH-AUTO TECH during the two years ended December 31, 2021 or the subsequent interim period through the date of the engagement of the current auditor, notwithstanding that CH-AUTO TECH was not required to retain a PCAOB registered firm to audit its financial statements prior to the proposed Business Combination and was not subject to the filing requirements of either Section 13(a) or 15(d) of the Exchange
         Act.
15.      We note you disclose that Marcum Bernstein & Pinchuk LLP audited the financial
         statements of CH-AUTO TECH as of and for the fiscal years ended December 31, 2020 and 2021, and also the financial statements of CH AUTO Inc. as of April 30, 2020 and for the period from January 25, 2022 through April 30, 2022. Please address the following:
             For CH AUTO Inc., clarify if the currently disclosed date of "as of April 30, 2020"
              should be as of April 30, 2022;
             For CH AUTO Inc., we note the auditors' report on page F-51 refers to audited financial statements as of April 30, 2022 and for the period from January 25, 2022 through April 30, 2022 and those audited financial statements were previously included in the initial Draft Registration Statement on Form F-4 submitted on August
              12, 2022; however, we note those audited financial statements are no longer included in the filing and have been replaced by unaudited financial statements as of June 30,
              2022 and for the period from January 25, 2022 through June 30, 2022, as noted in the
              Index to Consolidated Financial Statements on page F-1. Ensure the filing is revised
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              to include and appropriately refer to the audited and unaudited financial statements required and included.
                For CH-AUTO TECH and CH AUTO Inc., we note the auditors' reports on pages F-2 and F-51 have been revised to reflect the auditors' name change to "Marcum Asia
              CPAs LLP (Formerly Marcum Bernstein & Pinchuk LLP)". Ensure all related references in the filing, including in the Experts section and in the Exhibit Index listing for Exhibits 23.1 and 23.2, as well as any other references, appropriately reflect the auditors' name change.

Index to Consolidated Financial Statements
Mountain Crest Acquisition Corp. IV, page F-1

16. We note your revisions in response to prior comment 53. Given that MCAF, an SEC filer, has now filed its Form 10-Q for the quarter ended September 30, 2022, please provide updated interim financial statements and related disclosures for MCAF as required by
         Rule 8-08 of Regulation S-X and Item 17 of Form F-4.

Consolidated Financial Statements - CH-AUTO TECH
Consolidated Balance Sheets, page F-3

17. We note the inventory balance has essentially remained unchanged during the periods presented, including during the subsequent interim period. We also note that product sales have been nominal. Please more fully disclose and discuss the specific nature of the work in process, raw materials, and finished goods included in inventory as of each balance sheet date and more fully address how you determined inventory is appropriately recorded at the lower of cost or net realizable value, including how you determine net realizable value.

Consolidated Statements of Operations and Comprehensive Loss, page F-4

18. We note your responses to prior comments 55 and 56. Please more fully address the following:
             Revise the annual and interim statements of operations, and related disclosures throughout the filing, to present additional line items to include deemed dividends and net losses attributable to common shareholders used to compute the net loss per common share during each period presented.
             Revise the disclosures related to the equity interests with guaranteed rates of return to clarify the time periods during which the guaranteed returns are required, including whether the guaranteed returns may continue after the Business Combination.
             Revise the forepart of the filing to disclose and discuss the reasons for the significant difference between the implied fair values of the company based on the equity transactions that occurred during the interim period relative to the fair value of the
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CH AUTO Inc.
December 2, 2022
Page 6
              company implied by the Business Combination.
General

19. It appears that you relied on the opinion of your PRC counsel, JunHe LLP, with respect to
         PRC laws and regulations. Please file a consent of your PRC counsel as an exhibit.
        You may contact Beverly Singleton at 202-551-3328 or Anne McConnell at 202-551-
3709 if you have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Asia Timmons-Pierce at 202-551-
3754 with any other questions.



FirstName LastNameQun Lu                                     Sincerely,
Comapany NameCH AUTO Inc.
                                                             Division of
Corporation Finance
December 2, 2022 Page 6                                      Office of
Manufacturing
FirstName LastName